

Meg Masten · 2nd

https://www.linkedir

Grow Your Money for Good

Denver Metropolitan Area · 460 connections · **Contact info**

Experience

Chief Relationship Officer

https://www.linkedin.com/company/copeace/

Jan 2018 – Present · 2 yrs 6 mos

Colorado, USA



Executive Assistant

Basketball Travelers Inc.

Dec 2012 – Dec 2017 · 5 yrs 1 mo

Basketball Travelers, Inc. specializes in domestic and international basketball tournaments and tours for high school and college teams. BTI Events is the managing partner for the US-IUSF, the U.S. arm of the International University Sports Federation (FISU). BTIE facilitates and provides logistical support for all types of athletic teams and their fans traveling to c ...see mor

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Physical Therapist

Multiple settings; specialized in spinal cord injury and home health care

May 1992 – Dec 2012 · 20 yrs 8 mos

Education



Marquette University

Bachelor of Science (BS) Physical Therapy, Physical Therapy/Therapist

1988 – 1992



